                                                            File No. 070-
                                                                         -------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                    FORM U-1
                                       TO
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              -----------------------------------------------------

                            CenterPoint Energy, Inc.
                    CenterPoint Energy Houston Electric, LLC
               CenterPoint Energy Transition Bond Company II, LLC
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

             (Name of companies filing this statement and addresses
                         of principal executive offices)
                  --------------------------------------------

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                 (Name of top registered holding company parent)
                  --------------------------------------------

                                 Rufus S. Scott
                            CenterPoint Energy, Inc.
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                                 1111 Louisiana
                              Houston, Texas 77002

                                 (713) 207-7451

                     (Name and address of agent for service)
                    ----------------------------------------

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

       James R. Doty                            Margo S. Scholin
       Joanne C. Rutkowski                      Baker Botts L.L.P.
       Baker Botts L.L.P.                       3000 One Shell Plaza
       The Warner                               Houston, Texas 77002-4995
       1299 Pennsylvania Ave., NW               (713) 229-1234
       Washington, DC 20004-2400
       (202) 639-7700



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


           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

                  From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words "contemplate," "may," "propose," "should," "will," "would" or other similar words.

                  We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

                  Some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are discussed under "Risk Factors" in Item 1 of Part I of the Annual Report of CenterPoint Energy, Inc. on Form 10-K for the fiscal year ended December 31, 2004.

                  The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

                                TABLE OF CONTENTS


ITEM 1         Description of Proposed Transaction................................................................1
   A.    Introduction.............................................................................................1
   B.    Summary of Request.......................................................................................1
   C.    Regulatory History.......................................................................................3
   D.    Transition Bonds.........................................................................................5
   E.    Transition Property Servicing Agreement..................................................................8
   F.    Administration Agreement.................................................................................8
   G.    Dividend Authority and Use of Proceeds...................................................................9
   H.    Hedging Transactions.....................................................................................9
   I.    Indemnifications........................................................................................10
   J.    CEHE Capitalization.....................................................................................10
ITEM 2         Fees, Commissions and Expenses....................................................................11
ITEM 3         Applicable Statutory Provisions...................................................................11
ITEM 4         Regulatory Approval...............................................................................12
ITEM 5         Procedure.........................................................................................12
ITEM 6         Exhibits and Financial Statements.................................................................12
ITEM 7         Information as to Environmental Effects...........................................................13


ITEM 1   DESCRIPTION OF PROPOSED TRANSACTION.

         A.       Introduction

                  By Holding Company Act Release No. 27919, File No. 70-10128, dated November 30, 2004, the Securities and Exchange Commission (the "Commission") authorized CenterPoint Energy, Inc. ("CenterPoint"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and CenterPoint Energy Houston Electric, LLC ("CEHE")(1) to form and capitalize CenterPoint Energy Transition Bond Company II, LLC (the "Issuer") as a direct, wholly-owned subsidiary of CEHE, to issue securitized transition bonds (the "Transition Bonds").(2) Applicants request authorization in this application/declaration (this "Application") to issue the Transition Bonds, as more fully described below.(3)

         B.       Summary of Request.

                  To facilitate the issuance of Transition Bonds, CenterPoint, Utility Holding, LLC ("Utility Holding"), CEHE and the Issuer (together, the "Applicants"), for the period beginning with the effective date of an order issued pursuant to this filing and continuing through the effective date of the repeal of the Act pursuant to the Energy Policy Act of 2005 (the "Authorization Period"), seek authority for:

         1. CEHE to sell, pledge or assign transition property (as described herein) to the Issuer from time to time in exchange for the net proceeds from the sale of one or more series of Transition Bonds, as described more fully in the transition property sale agreement, a form of which is attached as Exhibit B-1;

         2. The Issuer to issue and sell Transition Bonds from time to time, pursuant to an underwriting or purchase agreement, in an aggregate principal amount authorized and approved by the Texas Commission, not to exceed approximately $2 billion, as described more fully in the section entitled "Financing Order" in Item 1.C. below and the Registration Statement on Form S-3 (File No. 333-121505) attached as Exhibit A-4, as amended from time to time (the "Form S-3");

         3. The Issuer to enter into interest rate swaps, interest rate hedging programs, and credit enhancement arrangements to reduce the interest rate and credit risks with respect to, and to facilitate the issuance of, Transition Bonds as described more fully in the Form S-3;

--------------
(1) CEHE has been referred to as the "T&D Utility" in previous filings and may be referred to as such in certain of the exhibits to this Amendment.

(2) Applicants are also subject to general financing parameters pursuant to Holding Company Act Release No. 27989, File No. 70-10299, dated June 29, 2005 (the "Omnibus Financing Order").

(3) As described more fully below, Applicants have been unable to issue Transition Bonds due to the pendency of an appeal taken by several parties from the Financing Order issued by the Public Utility Commission of Texas ("Texas Commission"). On August 4, 2005, the Texas district court considering that appeal affirmed the Financing Order. If no further appeal of the Texas Commission's order is taken, Applicants will seek to issue Transition Bonds prior to the repeal of the Act, upon receipt of the Commission's order in this matter.

         4. CEHE or any successor entity, or another affiliate to act as the servicer of the transition property for the Issuer and enter into one or more transition property servicing agreements, a form of which is attached as Exhibit B-2;

         5. CEHE or any successor entity, or another affiliate to act as the administrator for the Issuer and enter into one or more administration agreements, a form of which is attached as Exhibit B-3;

         6. The Issuer to use the proceeds from the issuance of Transition Bonds to pay the expenses of issuance and to purchase the transition property from CEHE. CEHE will use these proceeds to reduce stranded costs through the retirement of debt or equity, or both, to adjust its capitalization on its regulatory books, and to pay related expenses;

         7. CEHE and Utility Holding to dividend the transition property sale proceeds (or a portion thereof) from CEHE to Utility Holding and from Utility Holding to CenterPoint.(4) CenterPoint will use such proceeds to reduce debt at CenterPoint and otherwise improve the capital structure of the CenterPoint system;

         8. CEHE to enter into the indemnity provisions of the transition property sale agreement through which it may indemnify the Issuer, the trustee and certain of their affiliates pursuant to the terms of the transition property sale agreement; CEHE, as servicer, to enter into the indemnity provisions of the transition property servicing agreement through which it may indemnify the Issuer, the trustee, certain affiliates of the trustee and the Texas Commission (for the benefit of CEHE's customers) pursuant to the terms of the transition property servicing agreement; and the Issuer to enter into the indemnity provisions of its limited liability company agreement, a copy of which is attached as Exhibit A-2,(5) through which it may indemnify its managers pursuant to the limited liability company agreement, all as further described herein and therein; and

         9. CEHE to make capital contributions to the Issuer and, subject to limitations, receive interest and other investment earnings thereon, as is standard in transition charge securitization financing, all as authorized and approved by the Texas Commission.

                  The Applicants request such other authority not enumerated above as may be described herein.

--------------
(4) The payment of dividends will represent a return of capital rather than a return on capital. Consistent with accounting treatment, authority is requested to pay dividends out of capital or unearned surplus pursuant to Section 12(c) of the Act.

(5) A form of the Issuer's Amended and Restated Limited Liability Company Agreement is attached as Exhibit A-3.

         C.       Regulatory History.

                  The Texas Electric Restructuring Law. The Texas Electric Restructuring Law (the "Restructuring Law") was enacted by the Texas legislature in June 1999 and became effective on September 1, 1999. The Restructuring Law substantially amended the regulatory structure governing electric utilities in Texas in order to allow retail competition for electric customers. It also required integrated utilities to separate their generating, transmission and distribution and retail sales functions pursuant to plans approved by the Texas Commission.

                  True-Up Proceeding. The Restructuring Law allows utilities to recover certain costs associated with the transition to a competitive retail electric market in Texas. It contains provisions that allow the utility to recover the amount by which the market value of its generating assets, as determined by the Texas Commission under a formula prescribed in the Restructuring Law, is below its regulatory book value for those assets as of the end of 2001. It also allows the utility to recover certain other transition costs, such as a final fuel reconciliation balance, regulatory assets and an amount (called "ECOM") designed to true-up the difference between the Texas Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period. The Restructuring Law provides for recovery of the stranded costs and other transition related costs, as determined in a final true-up proceeding, through non-bypassable competition transition charges on retail electric customers' bills or through the issuance of Transition Bonds to be paid and secured by non-bypassable transition charges.

                  On March 31, 2004, CEHE, Texas Genco, LP and Reliant Energy Retail Services, LLC(6) jointly applied to the Texas Commission for an order determining CEHE's 2004 true-up balance pursuant to the Restructuring Law, as described above. In December 2004, the Texas Commission approved a final order in CEHE's true-up proceeding (the "True-Up Order") authorizing CEHE to recover approximately $2.3 billion of stranded costs and interest accrued through August 31, 2004, subject to adjustments to reflect the benefit of certain deferred taxes and the accrual of interest and payment of excess mitigation credits after August 31, 2004.(7)

                  The Restructuring Law provides two mechanisms for a utility like CEHE to recover amounts approved by the Texas Commission in a True-Up Order. First, the utility may obtain a financing order under the provisions of the Restructuring Law that permits the formation of a special purpose entity to issue Transition Bonds to the public. As more fully described below, those bonds are non-recourse to the utility but are to be repaid through the imposition of Transition Charges on retail customers over a period of no more than 15 years.

--------------
(6) The Restructuring Law requires the power generation company and the retail electric provider that are "affiliated with" the former integrated electric utility to be parties to the application. Thus Reliant Energy Retail Services was an applicant even though at the time it no longer had any legal affiliation with CenterPoint Energy or its subsidiaries.

(7) CEHE and other parties to the True-Up Proceeding have appealed certain of the Texas Commission's rulings through appeals to Texas state courts

                  The Restructuring Law also permits a utility to recover all or a portion of the amounts it is authorized to recover under the True-Up Order through a competition transition charge (or CTC) approved by the Texas Commission. In general, the retail electric customers within the utility's service territory as it existed on May 1, 1999 will be assessed CTCs regardless of whether the retail electric customers receive service from the utility that historically served them or another entity. CTCs are similar to transition charges in the way they are imposed and collected, but CTCs are not securitized. In January 2005, CEHE filed an application for a CTC to recover the entire true-up balance (plus accrued interest and excess mitigation credits). On July 14, 2005, CEHE received an order from the Texas Commission allowing CEHE to implement a CTC to collect approximately $570 million over 14 years plus interest at an annual rate of 11.075%. Based on the accrual of interest provided for in the CTC order, CEHE expects that this amount will increase to approximately $600 million by the end of the third quarter which is when the CTC is expected to be implemented. The CTC order also allows CEHE to collect approximately $24 million of rate case expenses over three years.

                  Financing Order. The Restructuring Law authorizes the Texas Commission to issue financing orders approving the issuance of Transition Bonds to recover certain qualified costs of an electric utility. Qualified costs are the costs of an electric utility recoverable through the issuance of Transition Bonds, the costs of issuing, supporting and servicing the Transition Bonds, and any costs of retiring and refunding existing debt and equity securities in connection with the issuance of Transition Bonds. The Restructuring Law permits a utility, its successors or a third-party assignee of a utility to issue Transition Bonds. As a practical matter, Transition Bonds are issued through a special purpose entity like CenterPoint Energy Transition Bond Company II, LLC which is designed to be a bankruptcy remote entity. Under the Restructuring Law, proceeds of Transition Bonds must be used to reduce the amount of recoverable qualified costs through the refinancing or retirement of the electric utility's debt or equity, and may have a maximum maturity of 15 years. The Transition Bonds are secured by, and payable from, transition property, which includes the right to impose, collect and receive the transition charges.

                  On December 2, 2004, CEHE filed an application with the Texas Commission for a financing order to permit securitization of the sum of the total balance determined by the Texas Commission in the True-Up Order, which balance would be adjusted downward to reflect the benefit of certain deferred taxes previously recovered through rates, and upward to reflect the accrual of interest and payment of excess mitigation credits occurring after August 31, 2004. On March 16, 2005, the Texas Commission issued the financing order (the "Financing Order") allowing CEHE to securitize approximately $1.494 billion plus
(i) the amount of excess mitigation credits provided by CEHE after August 31, 2004, (ii) interest on the stranded cost amount accrued after August 31, 2004 through the date of issuance of the Transition Bonds and (iii) certain up-front qualified costs related to the issuance of the Transition Bonds.(8) As a result

--------------
(8) Texas Commission Docket No. 30485. Several parties filed appeals of the Financing Order with the district court in Travis County, Texas. The pendency of those appeals precludes the issuance of the Transition Bonds until those appeals are resolved. Prior to the appeals, it had been expected that approximately $1.8 billion in Transition Bonds could be issued by mid-2005 under the terms of the Financing Order. During the delay, the amount of bonds that can be issued under the Financing Order increases as interest accrues on the un-recovered balance of stranded costs. On August 4, 2005, the District Court affirmed the Financing Order. Texas law provides for any further appeals to be filed directly with the Texas Supreme Court. If no further appeal of the Financing Order is taken, Applicants will seek to issue Transition Bonds prior to the repeal of the Act, upon receipt of the Commission's order in this matter.

of a settlement reached in a separate proceeding, excess mitigation credits were terminated as of April 29, 2005. Assuming the Transition Bonds are issued no later than December 31, 2006, CenterPoint projects that, with interest from August 31, 2004 to the date of issuance, the amount of Transition Bonds issued would be no more than $2 billion. The total amount of Transition Bonds to be issued will be determined by the Texas Commission prior to their issuance.

                  The Transition Bonds will be issued by the Issuer and the principal amount and interest on the bonds will be amortized through non-bypassable transition charges imposed on CEHE's customers, as authorized by the Texas Commission. The obligations on the bonds will be non-recourse to CEHE and to all other entities in the CenterPoint system other than the Issuer.

         D.       Transition Bonds.

                  Basic Characteristics. The Issuer may issue Transition Bonds in one or more series, each made up of one or more classes, up to an amount authorized by the Texas Commission, secured by its right, title and interest in and to the transition property. Different series may have different interest rates, which may be at fixed or floating rates, and amortizations of principal, and each series may have classes with different interest rates and amortizations of principal. Under the Restructuring Law, the Transition Bonds must be fully repaid within 15 years of the date of issuance. It is expected to be a condition of issuance that each series of Transition Bonds be rated "Aaa" by Moody's Investors Service, Inc., "AAA" by Standard and Poor's Rating Services, a Division of The McGraw-Hill Companies, and "AAA" by Fitch, Inc, but in any event, CEHE will comply with the investment grade criteria set forth in the Omnibus Financing Order.

                  Creation of Transition Property. The Restructuring Law permits an electric utility, such as CEHE, to form a special purpose entity like the Issuer and to transfer to that entity its rights and interests under the Financing Order, including the right to impose, collect and receive transition charges. Such an entity is authorized to issue Transition Bonds, secured by the right to receive revenues arising from the transition charges. Once transferred to the Issuer, CEHE's right to receive the transition charges, all revenues and collections resulting from the transition charges and its other rights and interests under the Financing Order will constitute transition property. The transition property includes the right to impose, collect and receive, through the applicable transition charges payable by retail electric customers within CEHE's service territory, an amount sufficient to recover the qualified costs of CEHE authorized in the financing order, including the right to receive transition charges in amounts and at times sufficient to pay principal and interest and to make other deposits in connection with the Transition Bonds. Under the terms of the Financing Order, CEHE's qualified costs include a portion of CEHE's 2004 true-up balance, up-front costs of issuing, supporting and servicing the Transition Bonds and certain costs of retiring and refunding CEHE's existing debt and equity securities in connection with the issuance of the Transition Bonds.

                  Protection of Transition Property. A financing order, once effective, including the transition charges authorized in the order, is irrevocable and not subject to reduction, impairment or adjustment by the Texas Commission except for annual and interim true-up adjustments pursuant to the Restructuring Law described below.(9) In addition, the State of Texas has pledged in the Restructuring Law that it will not take or permit any action that would impair the value of the transition property, or, except as permitted in connection with the true-up adjustment authorized by the statute, reduce, alter or impair the transition charges until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the Transition Bonds, have been paid and performed in full.(10)

         - The Texas Commission May Adjust Transition Charges. The Restructuring Law requires the Texas Commission to provide in all financing orders a mechanism requiring that transition charges be reviewed and adjusted at least annually, within 45 days of the anniversary of the date of the issuance of the Transition Bonds:

                  - to correct any overcollections or undercollections during the preceding 12 months, and

                  - to provide for the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the Transition Bonds.

         - Current Retail Electric Customers Cannot Avoid Paying Transition Charges. The Restructuring Law provides that the transition charges are non-bypassable.(11)

         - The Restructuring Law Protects the Transition Bonds' Lien on Transition Property. The Restructuring Law provides that a valid and enforceable lien and security interest in transition property is created by a financing order and the execution and delivery of a security agreement in connection with the issuance of Transition Bonds. The security interest automatically attaches from the time value is received for the Transition Bonds. On perfection through the filing of a notice with the Secretary of State of the State of Texas, the security interest (1) will be a continuously perfected lien and security interest in the transition property and all proceeds of the property, whether accrued or not, and (2) will have a priority in the order of filing and take precedence over any subsequent judicial or other lien creditor.

         - The Restructuring Law Characterizes the Transfer of Transition Property as a True Sale. The Restructuring Law provides that an electric utility's or an



---------------
(9) Although a financing order is irrevocable, the Restructuring Law allows applicants to apply for one or more new financing orders to provide for retiring and refunding of Transition Bonds.

(10) The Transition Bonds are not a debt or an obligation of the State of Texas and are not a charge on its full faith and credit or its taxing power.

(11) Non-bypassable means that a utility collects transition charges attributable to all existing and future retail electric customers located within the utility's service territory as it existed on May 1, 1999, with certain defined exceptions. The utility is generally entitled to collect transition charges attributable to non-exempted customers even if they are receiving transmission or distribution service from another utility or choose to operate self-generation equipment.

                  assignee's transfer of transition property is a "true sale" under state law and is not a secured transaction and that legal and equitable title passes to the transferee, if the agreement governing that transfer expressly states that the transfer is a sale or other absolute transfer.

                  Credit Enhancement. Credit enhancement for the Transition Bonds is intended to protect against losses or delays in scheduled payments on the Transition Bonds. Credit enhancement with respect to the Transition Bonds will be provided principally by adjustments to the transition charges and amounts on deposit in a collection account which will be held by the trustee and divided into various subaccounts. The payments to be made to and from the subaccounts are described in the Form S-3. Additional credit enhancement for any series may include surety bonds, financial guaranty insurance policies or letters of credit or other forms of credit enhancement. A description of credit enhancement for the Transition Bonds is provided in the Form S-3.

                  Trustee. Deutsche Bank Trust Company Americas will be the initial trustee under the indenture governing the Transition Bonds.(12) The trustee will establish a collection account for the Transition Bonds, divided into various subaccounts. Certain constraints will be imposed on the trustee and its investment of funds from the collection account. A description of the restrictions on the trustee and a list of the eligible investments is provided in the Form S-3. The trustee will provide to the holders of record of the Transition Bonds regular reports prepared by the servicer containing information concerning, among other things, CEHE and the collateral for the Transition Bonds.

                  Relationship to the Series 2001-1 Transition Bonds. In October 2001, CenterPoint Energy Transition Bond Company, LLC ("Transition Bond Company I"), a special purpose, wholly owned subsidiary of CEHE, issued $749 million of Series 2001-1 Transition Bonds. These bonds were issued to securitize CEHE's generation-related regulatory assets recoverable through irrevocable non-bypassable transition charges provided for in the Restructuring Law and a financing order issued by the Texas Commission on May 31, 2000.

                  Although CEHE is the servicer with respect to the Series 2001-1 transition bonds and is expected to be the initial servicer with respect to the Transition Bonds issued by the Issuer, the Issuer is a separate legal entity from Transition Bond Company I, and the Transition Bonds issued by the Issuer will be payable from collateral that is separate from that securing the Series 2001-1 transition bonds. Transition Bond Company I has no obligations under the Transition Bonds issued by the Issuer, and the Issuer will have no obligations under the Series 2001-1 transition bonds.

---------------
(12) The trustee may resign at any time upon 30 days' notice. The holders of a majority in principal amount of the Transition Bonds then outstanding may remove the trustee and appoint a successor trustee. CEHE will remove the trustee by written notice if the trustee ceases to be eligible to continue in its capacity under the indenture, the trustee becomes a debtor in a bankruptcy proceeding or is adjudged insolvent, or a receiver, administrator or other public officer takes charge of the trustee or its property or the trustee becomes incapable of acting.

         E. Transition Property Servicing Agreement.

                  The servicer, as the agent of the Issuer, will manage, service, administer and make collections in respect of transition property. CEHE expects to serve as the servicer, but the trustee may remove CEHE as the servicer and appoint a third party as the servicer under certain conditions. The appointment of a third party as the servicer will not adversely affect the investment grade ratings of the Transition Bonds described in Section 1.D of this Application.

                  The servicer will be responsible for, among other things, calculating, billing and collecting the transition charges from retail electric providers, submitting requests to the Texas Commission to adjust these charges, monitoring the collateral for the transition bonds and taking certain actions in the event of non-payment by a retail electric provider. The specific duties of the servicer are more fully discussed in the Form S-3. The servicer will be entitled to receive an aggregate annual servicing fee pursuant to the transition property servicing agreement.

                  In order to support the Issuer's status as a bankruptcy remote entity, separate and apart from CEHE, and to satisfy related rating agency and legal opinion requirements, the servicing fee must be comparable to those charged in a market-based, arm's-length transaction. The servicing fees will be set at an annual level of not more than one percent of the initial principal amount of the Transition Bonds. Although the servicing fee is expected to approximate the actual costs of providing these services, Applicants cannot be certain that the servicing fees will meet the "at cost" requirements of Section 13(b) and the rules thereunder. Accordingly, Applicants request an exemption from the "at cost" requirements in connection with the provision of these services.(13)

         F. Administration Agreement.

                  CEHE expects to provide administrative services to the Issuer pursuant to an administration agreement between the administrator and the Issuer. The administrator will furnish the Issuer with ordinary clerical, bookkeeping and other corporate administrative services necessary and appropriate for the Issuer, including, without limitation, the following services: (i) maintaining general accounting records of the Issuer; (ii) preparing and filing documents required to be filed with the Commission and any applicable state agencies; (iii) preparing and filing income, franchise or other tax returns of the Issuer; (iv) preparing minutes of meetings of the Issuer's managers; (v) maintaining executed copies of Issuer documents; (vi) taking actions necessary for the Issuer to keep in full effect its existence, rights and franchises as a limited liability company; (vii) providing for the issuance and delivery of Transition Bonds; (viii) providing for the performance by the Issuer of its obligations and enforcing each of its rights under the indenture, the servicing agreement and the sale agreement; (ix) providing for the defense of any action, suit or proceeding brought against the Issuer; and (x) providing office


---------------
(13) See Connecticut Light and Power Company, Holding Co. Act Release No. 27319 (Dec. 26, 2000), supplemented by Holding Co. Act Release No. 27364 (March 23,
2001).

space and ancillary services for the Issuer. The Issuer will pay the administrator a fixed fee for performing these services, plus all reimbursable expenses.

                  Again, in order to support the Issuer's status as a bankruptcy remote entity, separate and apart from CEHE, and to satisfy related rating agency and legal opinion requirements, the administrative fee must be comparable to those charged in a market-based, arm's-length transaction. Although the administrative fee is expected to approximate the actual costs of providing these services, Applicants cannot be certain that the administrative fees will meet the "at cost" requirements of Section 13(b) and the rules thereunder. Accordingly, Applicants request an exemption from the "at cost" requirements in connection with the provision of these services.(14)

         G. Dividend Authority and Use of Proceeds.

                  The Issuer will use the proceeds from the issuance of the Transition Bonds to pay the expenses of issuance of the Transition Bonds and to purchase the transition property from CEHE. CEHE will use these sale proceeds to reduce stranded costs through the retirement of debt or equity, or both and to adjust its capitalization on its regulatory books, and to pay related expenses. The specific amount of proceeds to be used to retire debt and/or equity will be dependent on CEHE's capital structure and market conditions at the time of retirement. Approximately $1.3 billion of the securitization proceeds will be used to repay CEHE's term loan maturing in November 2005 (or any replacement credit facility or debt issuance if the proceeds have not been received by the maturity date). To the extent that proceeds cannot be applied to repay that loan at the time they are received, they may be distributed to CenterPoint through either the payment of dividends or the settlement of intercompany payables. Proceeds that are dividended by CEHE and Utility Holding to CenterPoint may be used to reduce debt at CenterPoint and to otherwise improve the capital structure of the CenterPoint system. To the extent that proceeds received prior to the November 2005 maturity of the term loan cannot be used then to repay the loan, those amounts may be contributed back to CEHE when the term loan matures. Applicants intend to maintain CEHE's capital structure at the approximately 60% debt to 40% equity target levels (exclusive of Transition Bonds).

         H. Hedging Transactions.

                  The Issuer may enter into interest rate swaps or hedging arrangements with respect to a series or class of floating rate Transition Bonds. Interest rate swaps and other hedging arrangements may be used to fix synthetically the interest on floating rate Transition Bonds. Class subaccounts for related floating rate Transition Bonds may also be established in the event interest rate swaps or other hedging arrangements are utilized. Each interest rate swap or hedging arrangement will be treated for accounting purposes as provided for under generally accepted accounting principles. Applicants will comply with Statement of Financial Accounting Standards 133 and Statement of Financial Accounting Standards 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial


---------------
(14) Id.

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


Accounting Standards Board. Any such interest rate swaps or hedging arrangements will not adversely affect the investment grade ratings of the Transition Bonds described in Section 1.D of this Application.

         I. Indemnifications.

                  Under each transition property sale agreement and transition property servicing agreement, CEHE will agree to indemnify the Texas Commission (for the benefit of CEHE's customers), the Issuer, the trustee and certain of their affiliates for certain items. In addition, under its limited liability company agreement, the Issuer will agree to indemnify its managers in certain situations. A description of the indemnification provisions is provided in the Form S-3.(15)

         J. CEHE Capitalization.

                  As of June 30, 2005, CEHE had member's equity equal to 43% of its consolidated capitalization (member's equity, preferred stock, short-term debt and long-term debt, referred to herein as "Total Capitalization"). As used herein, "Consolidated Capitalization" means Total Capitalization excluding securitization obligations.

                  Although CEHE will at all times during the Authorization Period have member's equity of greater than 30% of Consolidated Capitalization, in carrying out the Texas Commission's Financing Order, CEHE's consolidated member's equity ratio is projected to decrease below the Commission's target of 30% of Total Capitalization during part of the period that the Transition Bonds are outstanding, if the securitization debt is included. The decrease in CEHE's consolidated member's equity ratio below 30% is due to the Transition Bonds being shown as debt in the consolidated financial statements of CEHE. The Transition Bonds will be non-recourse to CEHE and will be serviced by the cash flows from the transition charges imposed under the Financing Order, not the revenues of CEHE's utility operations. Accordingly, while shown as debt on financial statements, the Transition Bonds do not represent leverage in the classical sense that the 30% standard was intended to address. Excluding the Transition Bonds from the consolidated pro forma capital structure of CEHE, the member's equity ratio would be at least 30% of its Total Capitalization at all times during the Authorization Period.

                  CEHE will comply with all of the financing parameters in the Omnibus Financing Order, including the investment grade and equity capitalization criteria set forth in the Omnibus Financing Order. As discussed in the Omnibus Financing Order, upon the issuance of the Transition Bonds, CEHE may have member's equity capitalization of less than 30% if the securitization debt is included. CEHE's equity ratio will improve as the Transition Bonds are paid down. However, it is not anticipated that CEHE will reach a level of at least 30% of Total Capitalization until 2010 if securitization debt is included in the calculation.(16) The Applicants, in


---------------
(15) Additional information regarding indemnification is provided in the Form of Transition Property Sale Agreement attached as Exhibit B-1, the Form of Transition Property Servicing Agreement attached as Exhibit B-2 and the Limited Liability Company Agreement attached as Exhibit A-2.

(16) This projection had assumed that Transition Bonds would be issued by mid-2005. Significant delay in the issuance of the Transition Bonds beyond that date could have the effect of extending the date by which CEHE will reach a level of at least 30% of Total Capitalization if securitization debt is included.

their request for the Omnibus Financing Order, asked the Commission to take into account the unique nature of the securitization debt when it passed upon the request to form and capitalize special-purpose subsidiaries to issue securitization debt. Accordingly, Applicants request an exemption from the generally required 30% common equity ratio in order to carry out the Texas Commission's Financing Order.

ITEM 2 FEES, COMMISSIONS AND EXPENSES.

                  The amount of fees, commissions and expenses will be filed by amendment.

ITEM 3 APPLICABLE STATUTORY PROVISIONS.

                  A. Applicable Provisions

                  Sections 6(a), 7, 9, 10, 12(b), 12(c) 12(f), 12(g) and 13(b)
and Rules 42, 43, 44, 45, 54, 90 and 91 thereunder govern the proposed transaction. To the extent the Commission believes other sections or rules are applicable to the proposed transaction, Applicants deem that they be included in this item.

                  B. Rule 54 Analysis

                  The proposed transactions are subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary company which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

                  CenterPoint has no investments in FUCOs. It previously held an EWG investment in Texas Genco, LP, which was qualified as an EWG, through an indirect subsidiary company, Texas Genco Holdings, Inc. ("Texas Genco"). The investment in Texas Genco, LP was CenterPoint's only EWG investment. On April 13, 2005, CenterPoint completed the two step sale of its investment in Texas Genco for total cash proceeds of approximately $3.5 billion. As of that closing, CenterPoint no longer has an investment in an EWG or a FUCO.

                  CenterPoint had negative retained earnings as of June 30, 2005, and so is not in compliance with Rule 53(a)(1). CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4 REGULATORY APPROVAL.

                  The proposed securitization is subject only to the approval of the Texas Commission, which was granted on March 16, 2005. CEHE's applications to the Texas Commission are described in Item 1.C.

ITEM 5 PROCEDURE.

                  The Commission is respectfully requested to publish the requisite notice under Rule 23 under the Act with respect to this Application/Declaration as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6 EXHIBITS AND FINANCIAL STATEMENTS.

Exhibits

A-1 Certificate of Formation of the Issuer (incorporated by reference to the Form S-3, Exhibit 3.1, File No. 333-121505)

A-2 Limited Liability Company Agreement of the Issuer (incorporated by reference to the Form S-3, Exhibit 3.2, File No. 333-121505)

A-3 Form of Amended and Restated Limited Liability Company Agreement of the Issuer (incorporated by reference to the Form S-3, Exhibit 3.3, File No. 333-121505)

A-4 Registration Statement on Form S-3 (incorporated by reference, File No. 333-121505)

B-1 Form of Transition Property Sale Agreement (incorporated by reference to the Form S-3, Exhibit 10.1, File No. 333-121505)

B-2 Form of Transition Property Servicing Agreement (incorporated by reference to the Form S-3, Exhibit 10.2, File No. 333-121505)

B-3 Form of Administration Agreement (incorporated by reference to the Form S-3, Exhibit 10.3, File No. 333-121505)

B-4 Form of Indenture (incorporated by reference to the Form S-3, Exhibit 4.1, File No. 333-121505)

B-5 Form of the Transition Bonds (incorporated by reference to the Form S-3, Exhibit 4.2, File No. 333-121505)

B-6 Form of Supplemental Indenture relating to the issuance of a series of transition bonds (incorporated by reference to the Form S-3, Exhibit 4.3, File No. 333-121505)

D-1      True-Up Order of the Texas Commission (to be filed by amendment)

D-2 Application for Financing Order before the Texas Commission (incorporated by reference to the Form S-3, Exhibit 99.1, File No. 333-121505)

D-3      Financing Order of the Texas Commission (to be filed by amendment)

F-1      Opinion of Counsel (to be filed by amendment)

F-2      Past-Tense Opinion of Counsel (to be filed by amendment)

H-1      Proposed Form of Notice

Financial Statements

FS-1 Independent Auditors' Report (incorporated by reference to the Form S-3, File No. 333-121505)

FS-2 Balance Sheet as of December 20, 2004 (incorporated by reference to the Form S-3, File No. 333-121505)

FS-3 Statement of Member's Equity for the period from December 3, 2004 (date of inception) to December 20, 2004 (incorporated by reference to the Form S-3, File No. 333-121505)

FS-4 Statement of Cash Flows for the period from December 3, 2004 (date of inception) to December 20, 2004 (incorporated by reference to the Form S-3, File No. 333-121505)

FS-5 Notes to Financial Statements (incorporated by reference to the Form S-3, File No. 333-121505)

ITEM 7 INFORMATION AS TO ENVIRONMENTAL EFFECTS.

                  This application/declaration and the proposed transactions do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this application/declaration will not result in changes in the operation of the company that will have an impact on the environment. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this application/declaration.

SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this application/declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this application/declaration which is pertinent to the instant application/declaration.

August 10, 2005

CenterPoint Energy, Inc.
Utility Holding, LLC
CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Transition Bond Company II, LLC

/s/ Rufus S. Scott
--------------------
Name: Rufus S. Scott
Title: Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.



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